

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON REPORTS THIRD QUARTER 2009 RESULTS

CALGARY, November 6, 2009 – Compton Petroleum Corporation (TSX - CMT, NYSE - CMZ) reports its financial and operating results for the three months ended September 30, 2009.

The full text of Management's Discussion and Analysis ("MD&A") and the Corporation's audited consolidated financial statements can be found on the Corporation's website at www.comptonpetroleum.com and at www.sedar.com.

Summary of Quarterly Performance

- Cash flow of $7.3 million, or $0.06 per diluted share

- Operating loss was $19.1 million, largely due to depletion and depreciation

- Net earnings of $13.0 million, or $0.10 per diluted share

- Average production was 19,760 boe/d

- Capital expenditures of $8.3 million, before acquisitions and divestitures

Depressed natural gas prices continued to impact Compton's financial performance throughout the quarter. In this environment, Compton remains focused on its defensive strategy of living within cash flow until a clear signal that the recovery of commodity prices is evident.

A key challenge for Compton in 2009 has been to realign and strengthen its capital structure, with the objective of significantly reducing its overall debt level in order to be able to realize future value for shareholders from the Corporation's significant portfolio of assets. Compton has taken a multi-faceted, staged approach to recapitalization, which is intended to support the needs of all stakeholders.

In September 2009, Compton announced two significant transactions that have reduced the Corporation's total debt level:

- an equity issue of 138 million units composed of one common share and one share purchase warrant for net proceeds of $161.4 million; and

- the sale of various overriding royalties for total gross proceeds of $54.5 million with an option for an additional $47.5 million.

Proceeds from these transactions have been used to decrease the Corporation's debt level. Taking into account the proceeds from the equity issue and the overriding royalty sales, total bank debt and senior notes has been reduced by 26% to $594.0 million from $802.8 million at the end of the third quarter. Should the option be exercised, total bank debt and senior notes would be reduced by 32% to $546.5 million by year-end. These are positive steps that have provided increased financial stability and liquidity while decreasing overall interest costs. Compton will continue to assess additional deleveraging options such as asset sales, accretive mergers and acquisitions, senior note conversions and the allocation of cash flow from any improvement in commodity prices.

Compton now has greater flexibility, choice and time, allowing the Corporation to start shifting its focus to growth opportunities. The Corporation has identified several potential opportunities from its existing asset base that may be incorporated in its 2010 budget, which is currently being developed. Depending upon commodity prices, Management expects, at a minimum, to maintain stable production, assuming a 2010 AECO natural gas price of $5.00/mcf. Should natural gas prices average AECO $6.00/mcf or more in 2010, the Corporation could implement a capital program that exceeds $100 million, which should result in production growth. A multi-year strategic plan is being developed for the continued exploitation of Compton's assets.

Financial Review

(000s, except per share amounts)	Three Months Ended Sept 30			Nine Months Ended Sept 30		
	2009	2008	% Change	**2009**	2008	% Change
Total revenue[1]	$ **47,258**	$ 157,979	(70%)	$ **170,281**	$ 505,526	(66%)
Cash flow [1][2]	$ **7,312**	$ 91,942	(92%)	$ **38,926**	$ 226,286	(83%)
Per share - basic [1][2]	$ **0.06**	$ 0.71	(92%)	$ **0.31**	$ 1.74	(82%)
- diluted [1][2]	$ **0.06**	$ 0.70	(91%)	$ **0.31**	$ 1.70	(82%)
Operating earnings (loss) [1][2]	$ **(19,081)**	$ 35,728	(153%)	$ **(37,613)**	$ 78,549	(148%)
Net earnings	$ **12,990**	$ 59,882	(78%)	$ **15,470**	$ 52,940	(71%)
Per share - basic	$ **0.10**	$ 0.46	(78%)	$ **0.12**	$ 0.41	(71%)
- diluted	$ **0.10**	$ 0.46	(78%)	$ **0.12**	$ 0.40	(71%)
Capital expenditures before acquisitions and divestments	$ **8,295**	$ 106,012	(92%)	$ **41,329**	$ 270,486	(85%)
Total bank debt & senior notes[3]				$ **802,840**	$ 704,685	14%
Shareholders equity				$ **851,865**	$ 933,448	(9%)
Shares outstanding[4]				**125,573**	125,575	-

(1)   Prior periods have been revised to conform to current period presentation
(2)   Cash flow and operatiing earnings are non-GAAP measures and are addressed in detail in the MD&A
(3) $593,990 at the date of this release; includes interest
(4)   263,573 thousand at the date of this release

Revenue decreased by 70% over the third quarter of 2009 due to significantly lower realized natural gas and liquids prices and reduced production volumes.

Compton recognized net earnings of $13.0 million for the three months ended September 30, 2009 as compared to $59.9 million during the third quarter of 2008. For the year-to-date, Compton realized net earnings of $15.5 million for 2009 as compared $52.9 million for 2008. The reduction in net earnings is largely attributable to lower commodity prices and production volumes, which was partially offset by realized commodity hedging gains and non-operating foreign exchange gains.

Depressed natural gas prices largely contributed to reduced cash flow in the third quarter of 2009. As a result, a condition of Compton's senior note indenture currently limits the amount the Corporation can borrow under is credit facility to $383.0 million, which is expected to continue throughout 2010. The facility is currently drawn at approximately $111.5 million. Management anticipates that this credit level is more than sufficient to meet its financial requirements for the year.

Capital spending, before acquisitions, divestments and corporate expenses decreased by 85% in 2009 compared to the comparable period in 2008 due to decreased and delayed activity during 2009. The Corporation commenced drilling two wells in the third quarter of 2009 as compared to 101 in 2008, largely due to the decline in commodity prices which has adversely impacted economic returns on drilling projects.

Operations Review

	Three Months Ended Sept 30			Nine Months Ended Sept 30		
	2009	2008	% Change	**2009**	2008	% Change
Average daily production						
Natural gas *(mmcf/d)*	**99**	130	(24%)	**108**	150	(28%)
Liquids *(bbls/d)*	**3,208**	4,323	(26%)	**3,428**	4,989	(31%)
Total *(boe/d)*	**19,760**	26,006	(24%)	**21,452**	29,931	(28%)
Realized prices						
Natural gas *($/mcf)*	$ **3.14**	$ 8.75	(64%)	$ **4.09**	$ 8.50	(52%)
Liquids *($/bbl)*	$ **55.42**	$ 124.05	(55%)	$ **47.60**	$ 109.22	(56%)
Total *($/boe)*	$ **24.78**	$ 64.41	(62%)	$ **28.22**	$ 60.68	(54%)
Field netback [1] *($/boe)*	$ **18.61**	$ 36.27	(49%)	$ **19.21**	$ 35.60	(46%)

(1) Field netback is a non-GAAP measures and is addressed elsewhere in detail in the MD&A

As anticipated, third quarter production volumes were lower than the previous year primarily due to asset sales, natural declines and minimal new production additions due to lower capital expenditures in 2009. With continued lower natural gas prices, Compton does not anticipate increasing its capital budget for the remainder of 2009.

In Niton, Compton completed the 4-30 well (100% working interest) during the third quarter. The well was tied-in at the beginning of October and is producing at a current rate of approximately 3.0 mmcf/d. The well's cost was reduced by approximately 15% compared to previous horizontal wells drilled in the area due to the Corporation's focus on internal cost reduction and lower industry rates. Compton commenced drilling another horizontal well (100% working interest) targeting the Rock Creek formation during the third quarter, which is anticipated to be completed prior to year-end.

During the third quarter, Compton commenced drilling a step-out well at Todd Creek in the Foothills area. This well is located close to a discovery well completed in 2008 that was tied in at 2.6 mmcf/d. The well has been rig released and is in the process of being completed. The Corporation has approximately 10 net sections of land in the Todd Creek area.

A review of Compton's operating costs including a benchmarking study undertaken in the second quarter has been substantially completed. The study will assist in better understanding operating costs and identifying cost savings opportunities specific to Compton. The Corporation will then prioritize cost savings initiatives and schedule implementation plans for 2010.

Compton is also in the process of developing its multi-year exploitation strategic plan for its core areas. As the Corporation shifts its focus to growth activities, this plan will be integral to unlocking the potential in its large asset base.

Outlook

The combination of low natural gas prices and a relatively high debt level has created challenges for the Corporation. In this environment, Compton has focused on strategic initiatives to overcome these issues, including:

- Identifying options to reduce debt levels and rebalance its capital structure;
- Establishing appropriate rate of return criteria on investment opportunities;
- Reducing internal cost structures; and
- Re-evaluating depletion strategies to optimize asset value.

Substantial progress has been made in meeting these goals in 2009: Compton has realized reductions in administrative and drilling costs, adjusted its capital investment philosophy to maintain minimum investment rates of returns and implemented optimization initiatives. In addition, Compton has solidified its capital structure through the recent equity issue and overriding royalty sale, providing greater financial flexibility and the ability to shift focus to identifying growth opportunities.

The Corporation's reduced debt level has provided Compton with options for further deleveraging as well as the time and flexibility to assess various other opportunities. As the de-leveraging process is completed, Compton will emerge as a stronger company that is focused on its assets and growth in production and cash flow.

The Corporation is in the process of developing a multi-year exploitation plan for its assets. In the creation of this plan, management is focused on activities that meet internal rate of return hurdles and increase capital efficiencies. Compton is on target to meet its 2009 average production guidance of between 20,500 and 21,500 boed for the year. In addition, Compton's improved financial position provides management with the ability to act on other value-accretive growth opportunities as they are identified for the long-term benefit of the Corporation and its shareholders.

Additional Information

Compton has filed its audited Consolidated Financial Statements for the three months ended September 30, 2009 and related Management's Discussion and Analysis with Canadian securities regulatory authorities. Copies of these documents may be obtained via www.sedar.com or the Corporation's website, www.comptonpetroleum.com. To order printed copies of the filed documents free of charge, email the Corporation at investorinfo@comptonpetroleum.com.

2009 Third Quarter Conference Call

Compton will host a conference call and web cast on Friday, November 6, 2009 at 8:00 a.m. MST (10:00 a.m. EST) to discuss the Corporation's 2009 third quarter financial and operating results. To participate in the conference call, please contact the Conference Operator ten minutes prior to the call at 1-866-249-1964 or 1-416-915-5651. To participate in the web cast, please visit: www.comptonpetroleum.com. The web cast will be archived two hours after the presentation at the website listed above. For a replay of this call, please dial: 1-877-289-8525 or 1-416-640-1917 and enter access code 4179719# until November 13, 2009.

Advisories

Non-GAAP Financial Measures

Included in this document are references to terms used in the oil and gas industry such as, cash flow, operating earnings (loss), free cash flow, cash flow per share, adjusted EBITDA, field netback, funds flow netback, debt and capitalization. Non-GAAP measures do not have any standardized meaning and therefore reported amounts may not be comparable to similarly titled measures reported by other companies. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations.

Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net earnings as determined in accordance with Canadian GAAP, as an indicator of the Corporation's performance or liquidity. Cash flow is used by Compton to evaluate operating results and the Corporation's ability to generate cash to fund capital expenditures and repay debt.

Operating earnings (loss) is used by the Corporation to facilitate comparability of earnings between periods. Operating earnings (loss) represents net earnings excluding certain items that are largely non-operational in nature, primarily of a non-cash nature or one-time non-recurring items, and should not be considered an alternative to, or more meaningful than, net earnings as determined in accordance with Canadian GAAP.

Adjusted EBITDA is a non-GAAP measure defined as net earnings, before interest and finance charges, income taxes, depletion and depreciation, accretion of asset retirement obligations, and foreign exchange and other gains and losses.

Field netback equals the total petroleum and natural gas sales, including realized gains and losses on commodity hedge contracts, less royalties and operating and transportation expenses, calculated on a $/boe basis. Funds flow netback equals field netback including general and administrative costs and interest costs. Field netback and funds flow netback are non-GAAP measures that management uses to analyze operating performance.

Free cash flow is a non-GAAP measure that Compton defines as cash flow in excess of capital investment, excluding net acquisitions and divestitures, and is used by Management to determine the funds available for other investing activities, and/or other financing activities.

Debt is comprised of floating rate bank debt and fixed rate senior term notes. Capitalization is defined as bank debt plus shareholder's equity.

Use of Boe Equivalents

The oil and natural gas industry commonly expresses production volumes and reserves on a barrel of oil equivalent ("boe") basis whereby natural gas volumes are converted at the ratio of six thousand cubic feet to one barrel of oil. The intention is to sum oil and natural gas measurement units into one basis for improved measurement of results and comparisons with other industry participants. We use the 6:1 boe measure which is the approximate energy equivalency of the two commodities at the burner tip. However, boes do not represent a value equivalency at the well head and therefore may be a misleading measure if used in isolation.

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of its financial and operational results as of June 30, 2009, and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public company actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. Our strategy is focused on creating value for shareholders by providing appropriate investment returns through the effective development and optimization of assets. The Corporation's operations are located in the deep basin fairway of the Western Canada Sedimentary Basin. In this large geographical region, we pursue three deep basin natural gas plays: the Basal Quartz sands at Hooker in southern Alberta, the Gething/Rock Creek sands at Niton and Caroline in central Alberta, and the shallower Plains Belly River sand play in southern Alberta. In addition, we have an exploratory play at Callum/Cowley in the Foothills area of southern Alberta. Natural gas represents approximately 86% of reserves and production. Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

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For further information, contact:

Susan J. Soprovich
Director, Investor Relations
Ph: (403) 668-6732
Fax: (403) 237-9410

Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com